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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13G
                               (Amendment No.___)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        AMERICAN SOUTHWEST HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   02970N 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               September 29, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

     [ ]   Rule 13d-1(b)

     [ ]   Rule 13d-1(c)

     [X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
---------------------
CUSIP NO. 02970N 10 1
---------------------

1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

   PETER HOLSWORTH
   -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [ ]
   -----------------------------------------------------------------------------
3  SEC USE ONLY

   -----------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   AUSTRALIA
   -----------------------------------------------------------------------------
                 5  SOLE VOTING POWER
                    0
NUMBER OF           ------------------------------------------------------------
SHARES BENE-     6  SHARED VOTING POWER
FICIALLY            3,000,000
OWNED BY EACH       ------------------------------------------------------------
REPORTING        7  SOLE DISPOSITIVE POWER
PERSON WITH         0
                    ------------------------------------------------------------
                 8  SHARED DISPOSITIVE POWER
                    3,000,000
                    ------------------------------------------------------------

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   3,000,000
   ----------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

   -----------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   8.5% (Percentage is based upon (i) 32,913,950 shares outstanding on April 30, 2004, plus (ii) assumes the exercise of the 2,500,000 warrants beneficially owned by Mr. Holsworth, for a total of 35,413,950 shares)

   -----------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   IN
   -----------------------------------------------------------------------------

                                Page 2 of 6 pages

                                  SCHEDULE 13G
---------------------
CUSIP NO. 02970N 10 1
---------------------

ITEM 1(a). NAME OF ISSUER:

           American Southwest Holdings, Inc.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           4225 N. Brown Avenue
           Scottsdale, AZ 85251

ITEM 2(a). NAME OF PERSON FILING:

           Peter Holsworth

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           c/o Doyle Capital, Ltd.
           Level 30, 20 Bond Street
           Sydney 2000, Australia

ITEM 2(c). CITIZENSHIP:

           Australia

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

           Common Stock

ITEM 2(e). CUSIP NUMBER:

           02970N 10 1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

           (a) [ ] Broker or Dealer registered under section 15 of the Act (15 U.S.C. 78o);

           (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                   78c);

           (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

           (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

           (e) [ ] An investment adviser in accordance with section 240.13d-1(b)
                   (1)(ii)(E);

                                Page 3 of 6 pages

                                  SCHEDULE 13G
---------------------
CUSIP NO. 02970N 10 1
---------------------

           (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

           (g) [ ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

           (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

           (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j) [ ] A group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

           (a) Amount   beneficially   owned:   3,000,000,   consisting  of  the
               following:

               (1) 500,000 shares of Common Stock, held by Syntek International Pty Ltd., an Australian company ("Syntek"), of which Mr. Holsworth is an officer, director and principal shareholder; and

               (2) 2,500,000 warrants to purchase 2,500,000 shares of Common Stock held by Syntek, exercisable through June 30, 2004 at an exercise price of $.10 per share.

           (b) Percent of class: 8.5% (Percentage is based upon (i) 32,913,950 shares outstanding on April 30, 2004, plus (ii) assumes the exercise of the 2,500,000 warrants beneficially owned by Mr. Holsworth, for a total of 35,413,950 shares)

           (c) Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote: 0

               (ii)  Shared power to vote or to direct the vote: 3,000,000

               (iii) Sole power to dispose or to direct the disposition of: 0

               (iv)  Shared power to dispose or to direct the disposition of:
                     3,000,000


                                Page 4 of 6 pages

                                  SCHEDULE 13G
---------------------
CUSIP NO. 02970N 10 1
---------------------


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         N/A

ITEM 10. CERTIFICATION.

     By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.


                                Page 5 of 6 pages

                                  SCHEDULE 13G
---------------------
CUSIP NO. 02970N 10 1
---------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        May 26, 2004
                                        ----------------------------------------
                                        (Date)

                                        /s/ Peter Holsworth
                                        ----------------------------------------
                                        (Signature)

                                        Peter Holsworth
                                        ----------------------------------------
                                        (Name/Title)


                                Page 6 of 6 pages